Filed by StoneCo Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Linx S.A.

(Commission File No.: 1-38954)

The following is a press release that was filed by StoneCo Ltd. under Form 6-K on September 1, 2020. StoneCo Ltd. is refiling such document pursuant to Rule 425 under the Securities Act of 1933:

STONE AND LINX ENTER INTO REVISED TERMS FOR BUSINESS COMBINATION

Amended Association Agreement Represents a Compelling Opportunity for Linx Shareholders, with consideration increase to R$35.10/share, now a 47% premium to Linx unaffected1 VWAP 60-days

Reduction of maximum break-up fee to R$454million, equivalent to 7.2% of the transaction value

Revised terms for Non-Competition and Executive Engagement Agreements

New terms of the Association Agreement approved exclusively by Linx Independent Board Members, with abstention of votes by Linx Founding Shareholders

São Paulo, Brazil, September 1, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today announces that it has entered into revised terms of a definitive agreement for STNE Participações S.A. (“STNE”), a controlled company of Stone that holds the software investments business of the Stone group in Brazil, to merge its business with Linx S.A. (B3: LINX3; NYSE: LINX) (“Linx”), a leading provider of retail management software in Brazil (“Transaction”).

Background

On August 11, 2020, Stone announced that it has signed a definitive agreement for STNE to merge its business with Linx (“Association Agreement”). On September 1st, 2020, in response to suggestions received from certain Linx shareholders, Independent Board members and founding shareholders, Stone executed the amendment to the Association Agreement and other related transaction documents (“Amended Agreements”).

It is part of Stone culture to always act in the best interest of its clients, its team, shareholders and the overall society. The transaction with Linx represents a significant value creation opportunity for all stakeholders and will help accelerate Stone’s mission of empowering Brazilian merchants of all sizes to manage their business more effectively through technology.

The Amended Agreements were approved by Linx Independent Board Members after Stone’s independent discussions with: (i) Linx Independent Board Members on the terms of the Association Agreement and (ii) Linx founding shareholders on the terms of the Non-Competition and Other Covenants agreements, as well as the Executive Engagement agreement with Mr. Alberto Menache.

We believe that the Amended Agreements improve the attractiveness of our transaction and addresses suggestions brought by the stakeholders mentioned above.

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1 Period preceding August 7th, which was the Reference Date in the Association Agreement

New Terms of the Association Agreement between Stone and Linx

Stone and Linx have agreed on the following changes to the terms of the transaction announced on August 11th:

1)	Increase in the total consideration: each Linx share will receive a cash consideration of R$ 31.56 plus 0.0126774 Stone Class A common shares, increasing the total consideration to R$ 35.10, based on Stone’s closing price as of August 31, 2020, a premium of 47% premium to Linx unaffected[2] 60-day VWAP

2)	Reduction in Break-up Fee: maximum break-up fee was reduced to R$ 453.75 million and the amount to be paid by Linx in case the transaction is not approved by Linx Extraordinary Shareholders Meeting (“ESM”) was reduced to R$112.5 million

The revised terms and the Amendment to the Association Agreement were discussed with and approved by Linx Independent Board members, with the abstention of voting and participation of Linx founding shareholders.

New Terms of the Non-Competition Agreements with Linx Founding Shareholders and New Terms of the Executive Engagement Proposal with Mr. Alberto Menache

The main changes to the agreements with the founding shareholders are as follows:

1)	Amendment to the Executive Engagement Proposal with Mr. Alberto Menache: Reduction in the term of agreement to 1 year and the remuneration in shares was removed from the compensation package

2)	Amendment to the Non-Competition Agreement and Other Covenants with Mr. Alberto Menache: Extension of the non-competition agreement to 5 years granting a total of 340,476 Stone Class A shares, 1/5 (one fifth) per year

3)	Amendment to the Non-Competition Agreement and Other Covenants with Mr. Nércio José Monteiro Fernandes: Extension of the non-competition agreement to 5 years granting a total of 268,797 Stone Class A shares, 1/5 (one fifth) per year

4)	Amendment to the Non-Competition Agreement and Other Covenants with Mr. Alon Dayan: Extension of the non-competition agreement to 5 years granting a total of 53,759 Stone Class A shares, 1/5 (one fifth) per year

The new terms of the agreements described above were negotiated exclusively between Stone´s advisors and Linx founding shareholders, separately from the negotiation of the Amendment to the Association Agreement.

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2 Period preceding August 7th, which was the Reference Date in the Association Agreement

We believe the Transaction represents the best alternative for Linx clients, shareholders and employees

1)	Clients: we will be able to offer our combined client base a full stack solution to conduct commerce through multiple channels (such as brick and mortar, e-commerce, mobile commerce, online marketplaces, and social commerce), offering attractive alternatives for them to manage their businesses, creating a full omnichannel commerce platform that is well positioned to serve and empower the digital commerce revolution in Brazil

2)	Shareholders: STNE has fully approved and has all funds needed to complete the Transaction which has low anti-trust risk, providing a high degree of deal certainty to Linx shareholders. The total consideration of R$ 35.10 per Linx share, mainly in cash, crystalizes a significant premium of 47% to Linx unaffected VWAP 60-days. Also, the R$454 million to be paid by STNE in case Brazilian antitrust authority CADE does not approve the transaction provides further protection to Linx shareholders

3)	Employees: promoting Stone’s model and culture of client-centricity to help Linx put clients at the center of all their product design, processes and operations, leveraging on an amazing and talented team of hard-working people

Approvals

The implementation of the Transaction is conditioned upon, among other things: (i) the effectiveness by the United States Securities and Exchange Commission (“SEC”) of Stone's registration statement on Form F-4 in respect of its Class A shares to be issued to Linx shareholders; (ii) prior approval by the Brazilian antitrust authority (CADE); (iii) approval by the Linx shareholders at the Linx ESM, authorization for STNE to not list in the Novo Mercado, and exemption for STNE to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; and (iv) approval by the STNE shareholders of the redemption of the mandatorily redeemable preferred shares granted to Linx’s shareholders in exchange for cash and/or Stone Class A common shares, as described above, at a shareholders meeting of STNE.

We do not expect the Transaction to generate antitrust concerns.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the Transaction, Stone and Linx will file relevant materials with the SEC including a registration statement of Stone on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.